SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        [X] Form 20-F       [ ] Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        [ ] Yes             [X] No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 11, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the year ended December 31, 2002.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the year ended December 31, 2002.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ELBIT SYSTEMS LTD.
                                  (Registrant)


                                   By: /s/ Arie Tal
                                       -----------------------------------------
                                       Name: Arie Tal
                                       Title: Corporate Secretary

Dated: March 11, 2003.

                                  EXHIBIT INDEX


    EXHIBIT NO.            DESCRIPTION

    1.                     Press release dated March 11, 2003.

    2.                     Management report.

    3.                     Financial statements

                                    EXHIBIT 1
                                    ---------

                      ELBIT SYSTEMS REPORTS FOURTH QUARTER
                      ------------------------------------
                          AND YEAR-END RESULTS FOR 2002
                          -----------------------------

o    Annual revenues increase 8% to $827 million
o    Net income, excluding non-recurring charges, increases 23% to $50.2 million
o    Backlog of orders reaches $1.69 billion

HAIFA,  ISRAEL,  MARCH 11, 2003 - ELBIT  SYSTEMS LTD. (THE  "COMPANY")  (NASDAQ:
ESLT), the international defense company, today reported its fourth quarter and year-end consolidated results for 2002, ended December 31, 2002.

CONSOLIDATED REVENUES FOR THE FOURTH QUARTER OF 2002 increased to $238.3 million from $224.8 million in the corresponding quarter in 2001.

CONSOLIDATED REVENUES FOR THE YEAR ENDED DECEMBER 31, 2002 increased by approximately 8.2% to $827.5 million from $764.5 million in 2001.

CONSOLIDATED NET INCOME FOR THE FOURTH QUARTER OF 2002 increased to $13.1 million (5.5% of revenues) from $7.7 million (3.4% of revenues) in the same period in 2001. Diluted earnings per share for the fourth quarter of 2002 were $0.33 as compared with $0.19 for the fourth quarter of 2001.

As previously reported, the Company's results for the second quarter of 2002 included a non-recurring charge of $9.8 million (before tax) due to an agreement reached with the Israeli Office of the Chief Scientist ("OCS"), and the results for the third quarter of 2002 included a $2.8 million reduction in tax expenses due to adjustments for prior years.

CONSOLIDATED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002, excluding the non-recurring charge related to the OCS program and prior years tax adjustment, was $50.2 million (6.1% of revenues), as compared to $40.8 million (5.3% of revenues) in 2001, an increase of 23%. Diluted earnings per share for the year 2002, excluding the non-recurring charge related to OCS and prior years tax adjustment, were $1.26 as compared with $1.04 in 2001.

CONSOLIDATED NET INCOME FOR 2002, including the non-recurring charge related to OCS and prior years tax adjustment, was $45.1 million (5.5% of revenues), or diluted earnings per share of $1.13.

GROSS PROFIT FOR THE FOURTH QUARTER OF 2002, was $67.2 million (28.2% of revenues), as compared with gross profit of $60 million (26.7% of revenues) in the fourth quarter of 2001.

GROSS PROFIT FOR THE YEAR ENDED DECEMBER 31, 2002, BEFORE THE NON-RECURRING CHARGE FOR THE OCS, was $231.9 million (28% of revenues), as compared with gross profit of $210.5 million (27.5% of revenues) in 2001.

GROSS PROFIT FOR THE YEAR ENDED DECEMBER 31, 2002, AFTER THE NON-RECURRING CHARGE FOR THE OCS, was $222.1 million (26.8% of revenues).

BACKLOG OF ORDERS as of December 31, 2002 reached $1,689 million, as compared with $1,566 million at the end of 2001. 62% of the backlog relates to orders outside of Israel. Approximately 79% of the Company's backlog as of December 31, 2002 is scheduled to be performed during 2003 and 2004.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report the Company's fourth quarter and year-end results for 2002, which demonstrate our continued profitable growth in a challenging market. Our advanced technologies and the excellent team of professionals employed in our facilities worldwide, allow Elbit Systems to meet our customers' needs in the ever-changing defense environment.

"In light of the intention of the new Government in Israel to accelerate privatization, Elbit Systems views itself as a natural candidate to take part in the defense industries privatization process," added Mr. Ackerman.

The Board of Directors has declared a dividend of $0.09 per share for the fourth quarter of 2002. The dividend will be paid on April 28, 2003, net of taxes and levies, at the rate of 17%. The record date of the dividend is April 15, 2003. The total dividend declared for the year 2002 was $0.34 per share.

Conference Call
---------------

Elbit Systems cordially invites you to participate in our interactive conference call on Tuesday, March 11, 2003 at 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4965 (U.S. and Canada) or 1-877-332-1104 (U.S.) or
+972-3-925-5910 (International) a few minutes before the 10:30 AM ET start time. For your convenience, an instant replay will be available Tuesday, March 11, 2003 at 12:30 PM ET until Thursday, March 13, 2003 at 5:00 PM ET. The replay telephone number is 1-866-500-4965 (U.S. and Canada) or +972-3-925-5945
(International).

ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il.

CONTACT


Arie Tal, Corporate Secretary,                    Marilena LaRosa
Ilan Pacholder, VP Finance                        Investor Relations
Elbit Systems Ltd                                 The Anne McBride Company
Tel: 972-4 831-6632                               1212-983-1702
Fax: 972-4 831-6659                               mlarosa@annemcbride.com



STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)



                                                   December 31       December 31
                                                        2002             2001
                                                      -------         -------
                                                      Audited         Audited

       ASSETS

       Current Assets:
       Cash and short term deposits                    77,930          42,029
       Trade receivable and others                    262,100         278,036
       Inventories, net of advances                   222,844         185,090
                                                      -------         -------
       Total current assets                           562,874         505,155

       Affiliated Companies & other Investments        33,051          31,492
       Long-term receivables & others                  31,186          74,765
       Fixed Assets, net                              202,961         184,722
       Other assets, net                              105,769         105,283
                                                      -------         -------
                                                      935,841         901,417
                                                      =======         =======

       LIABILITIES AND SHAREHOLDER'S EQUITY

       Current liabilities                            365,322         384,239
       Long-term liabilities                          154,483         136,262
       Minority Interest                                4,675           2,931
       Shareholder's equity                           411,361         377,985
                                                      -------         -------
                                                      935,841         901,417
                                                      =======         =======

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
            (In thousand of US Dollars, except for per share amounts)


                                                            For the Year Ended                Three Months Ended
                                                                December 31                      December 31
                                                             2002           2001              2002          2001
                                                             ----           ----              ----          ----
                                                                  Audited                        Unaudited
Revenues                                                    827,456       764,501           238,313        224,770
Cost of revenues                                            595,512       553,957           171,097        164,804
Non-recurring charge                                          9,801             -                 -              -
                                                            -------       -------           -------        -------
  Gross Profit                                              222,143       210,544            67,216         59,966

Research and development, net                                57,010        58,759            17,333         17,727
Marketing and selling                                        65,691        54,876            18,446         16,750
General and administrative                                   41,651        43,216            10,864         14,406
                                                            -------       -------           -------        -------
Total operating expenses                                    164,352       156,851            46,643         48,883
                                                            -------       -------           -------        -------

Operating income                                             57,791        53,693            20,573         11,083

Financial expenses, net                                      (3,035)       (2,617)           (2,343)        (1,931)
Other income (expenses), net                                   (462)          774                62          1,249
                                                            -------       -------           -------        -------
  Income before income taxes                                 54,294        51,850            18,292         10,401
Provisions for income taxes                                   9,348        11,003             2,539          2,128
                                                            -------       -------           -------        -------
                                                             44,946        40,847            15,753          8,273

Company's share of partnerships and affiliated                  675          (598)           (1,879)          (169)
 Companies income (loss), net
Minority rights                                                (508)          547              (747)          (437)
                                                            -------       -------           -------        -------
  Net income                                                 45,113        40,796            13,127          7,667
                                                            =======       =======           =======        =======

Basic Earnings per share                                       1.17          1.07              0.34           0.20
                                                            =======       =======           =======        =======
Diluted net earnings per share                                 1.13          1.04              0.33           0.19
                                                            =======       =======           =======        =======

Net earnings excluding OCS charge and tax
adjustment                                                   50,153                          13,127
                                                            =======                         =======

Diluted earnings per share excluding OCS charge and
tax adjustment                                                 1.26                           0.33
                                                            =======                         =======

                                    EXHIBIT 2
                                    ---------

                               ELBIT SYSTEMS LTD.
                               ------------------
                               MANAGEMENT'S REPORT
                               -------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------


         THIS REPORT SHOULD BE READ TOGETHER WITH THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2001, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ISRAELI SECURITIES AUTHORITY.

A.       THE COMPANY'S BUSINESS OVERVIEW

         Elbit Systems Ltd. ("Elbit Systems") and its subsidiary companies (together the "Company" or the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products, software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support and services for such platforms, systems and products.

         The Company is engaged in the design, development, manufacture and integration of electronic and electro-optic systems and products for various leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their advanced manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

B.       BACKLOG OF ORDERS

         On December 31, 2002, the Company's backlog of orders reached $1,689 million, of which 62% were for orders outside Israel. On December 31, 2001, the Company's backlog was $1,566 million, out of which 68% were for orders outside Israel.

         Approximately 79% of the Company's backlog as of December 31, 2002 is scheduled to be performed during the year 2003 and the year 2004. The majority of the 21% balance is scheduled to be sold in 2005 and 2006.

C.       MAJOR SUBSIDIARIES AND AFFILIATED COMPANIES

o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

o EFW Inc. ("EFW") - a wholly owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

o Vision Systems International LLC ("VSI") - a 50% owned subsidiary of EFW in the United States, jointly owned with Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft.

o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

o Silver Arrow LP - a wholly owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

o Ortek Ltd. ("Ortek") - a wholly owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment. On January 7, 2002, the Company increased its holdings in Ortek from 75% to 100%.

o Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for armored vehicles.

o Semi-Conductor Devices ("SCD") - an affiliated Israeli partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

o Opgal Optronic Industries Ltd. ("Opgal") - an affiliated Israeli company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

o The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         The Company also has holdings, directly and indirectly, in several technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of optical communications, space satellites and medical equipment.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate an other then temporary decline in the fair value of the investments below their book values, it adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions. In the fourth quarter of 2002, the Company wrote-off $2.0 million representing its investment in Red C Optical Networks Inc. in which the Company owns 36%.

D.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2002.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         In the Company's opinion, its most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", which is relevant to most of its revenues.

         Under SOP 81-1, the Company has adopted the "percentage of completion" accounting method. Under this method, the Company recognizes revenues and profits on long-term fixed price contracts based on estimates of costs to be incurred for the total contract. Under this approach, the Company compares estimated costs to complete an entire contract to total revenues for the term of the contract to arrive at an estimated gross margin percentage for each contract. The estimated gross margin percentage is applied to the cumulative revenue recognized on the contract to arrive at cost of sales for the period.

         Management reviews these estimates periodically and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. If increases in projected costs to complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

         A number of internal and external factors affect the Company's cost estimates, including labor rate, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specification and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the Company's consolidated financial statements.

E.       IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead is tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of useful life. As of December 31, 2002, the Company's goodwill and assembled work force amounted to $32.5 million.

         Based on the results of a goodwill impairment evaluation that was made during the fourth quarter of 2002, the Company concluded that no impairment loss was required to be recorded in 2002.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluated long-lived assets for impairment and assessed their recoverability based upon anticipated future cash flows. The Company concluded that no impairment loss was required to be recorded in 2002.

         As of December 31, 2002, the Company's long-lived assets amounted to $276.2 million, including $73.2 million in intangible assets.

         Should future impairment tests made by the Company determine that impairment in the value of the Company's goodwill or long-lived assets exists, such impairment may have a material effect on the financial results of the Company in the period in which its existence is determined.

F.        EVENTS IN 2002

o On May 23, 2002, Elbit Systems announced that its wholly-owned subsidiary El-Op reached an agreement to join the new program offered by the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"), aimed at major research and development intensive Israeli companies.

         According to the agreement, El-Op will pay the OCS, over a period of five years commencing in 2002, an agreed amount of $10.6 million, in exchange for a release by the OCS from all obligations of El-Op to pay royalties in the future.

         The agreed upon amount, net of cost of accrued royalties previously recorded by El-Op, was recorded with cost of revenues as a one-time charge of approximately $9.8 million (pre-tax) in the Company's statement of operations for the second quarter of 2002. The Company estimates that the cost of the agreement will be recovered through reduction of future royalty expenses within a period of approximately four years.

o The Company's gross profit for 2002 was affected by the write-off in the amount of approximately $6.3 million (pre-tax) due to losses related to the Fairchild-Dornier GmbH ("Dornier") project that was included in its results for the second quarter of 2002. The write-off was made in view of the insolvency proceedings that were instituted against Dornier and the uncertain future of the "728" aircraft project, with respect to which Cyclone had previously agreed to supply certain parts. Through March 10, 2003, there have been no indications of improvement with regards to the "728" project.

G.       SUMMARY OF FINANCIAL RESULTS

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods and years ended December 31, 2002 and December 31, 2001.


                                                                For the year                         For the three months
                                                           ended on December 31                       ended on December 31
                                                      -------------------------------------     -----------------------------------
                                                             2002                 2001                2002                 2001
                                                      -----------------    ----------------     ---------------     ---------------
                                                        $          %         $         %         $         %        $         %
                                                      -------      ----    -------     ----     ------     ----     ------     ----
                                                                 (In thousands of U.S. dollars except per share data)

Total revenues                                        827,456     100.0    764,501    100.0    238,313    100.0    224,770    100.0
Cost of revenues                                      595,512      72.0    553,957     72.5    171,097     71.8    164,804     73.3
                                                      -------     -----    -------    -----    -------    -----    -------    -----
Gross profit before OCS non-recurring
charge                                                231,944      28.0    210,544     27.5     67,216     28.2     59,966     26.7
                                                      -------     -----    -------    -----    -------    -----    -------    -----

OCS non-recurring charge                                9,801       1.2          -        -          -        -          -        -
                                                      -------     -----    -------    -----    -------    -----    -------    -----
Gross profit as reported                              222,143      26.8    210,544     27.5     67,216     28.2     59,966     26.7
                                                      -------     -----    -------    -----    -------    -----    -------    -----

Research and development expenses, net                 57,010       6.9     58,759      7.7     17,333      7.3     17,727      7.9
Marketing and selling expenses                         65,691       7.9     54,876      7.2     18,446      7.7     16,750      7.5
General and administrative expenses                    41,651       5.0     43,216      5.7     10,864      4.6     14,406      6.4
                                                      -------     -----    -------    -----    -------    -----    -------    -----
                                                      164,352      19.9    156,851     20.5     46,643     19.6     48,883     21.7
                                                      -------     -----    -------    -----    -------    -----    -------    -----
Operating  profit                                      57,791       7.0     53,693      7.0     20,573      8.6     11,083      4.9

Financing expenses, net                               (3,035)     (0.4)    (2,617)    (0.3)    (2,343)    (1.0)    (1,931)    (0.9)
Other income (expenses), net                            (462)     (0.1)        774      0.1         62        -      1,249      0.6
                                                      -------     -----    -------    -----    -------    -----    -------    -----
Income before income taxes                             54,294       6.6     51,850      6.8     18,292      7.7     10,401      4.6

Provision for income taxes                              9,348       1.1     11,003      1.4      2,539      1.1      2,128      0.9
                                                      -------     -----    -------    -----    -------    -----    -------    -----
                                                       44,946       5.5     40,847      5.3     15,753      6.6      8,273      3.7
Minority interest                                        (508)     (0.1)       547      0.1       (747)    (0.3)      (437)    (0.2)
Company's share of income (loss) of
affiliated companies and partnerships                     675       0.1      (598)    (0.1)    (1,879)    (0.8)      (169)    (0.1)
                                                      -------     -----    -------    -----    -------    -----    -------    -----

Net earnings                                           45,113       5.5     40,796      5.3     13,127      5.5      7,667      3.4
                                                      =======     =====    =======    =====    =======    =====    =======    =====

Diluted earnings per share                               1.13                 1.04                0.33                0.19
                                                      =======              =======             =======             =======
Weighted average number of shares
used in computation                                    39,863               39,359              39,756              40,086
                                                      =======              =======             =======             =======

NON -US GAAP DISCLOSURE

The following table sets forth the Company's results of operations, excluding the non-recurring charge of $9.8 million (pre-tax) related to the agreement between El-Op and the OCS signed in the second quarter of 2002, the tax adjustment in 2002 and the amortization of goodwill in the amount of $2.8 million in 2001.

                                                      For the year                         For the three months
                                                        ended on December 31                       ended on December 31
                                                   -------------------------------------     -----------------------------------
                                                          2002                 2001                2002                 2001
                                                   -----------------    ----------------     ---------------     ---------------
                                                     $          %         $         %         $         %        $         %
                                                   -------      ----    -------     ----     ------     ----     ------     ----
                                                            (In thousands of U.S. dollars except per share data)
GROSS PROFIT AS REPORTED                           222,143    26.8     210,544     27.5      67,216     28.2      59,966     26.7
Goodwill amortization in 2001                            -       -         800      0.1           -        -         200      0.1
OCS charge                                           9,801     1.2           -        -           -        -           -        -
                                                   -------    ----     -------     ----      ------     ----      ------     ----
Gross profit excluding OCS charge
and goodwill amortization                          231,944    28.0     211,344     27.6      67,216     28.2      60,166     26.8
                                                   =======    ====     =======     ====      ======     ====      ======     ====

OPERATING  PROFIT AS REPORTED                       57,791     7.0      53,693      7.0      20,573      8.6      11,083      4.9
Goodwill amortization in 2001                            -       -       2,800      0.4           -        -         700      0.3
OCS charge                                           9,801     1.2           -        -           -        -           -        -
                                                   -------    ----     -------     ----      ------     ----      ------     ----
Operating  profit excluding OCS
change and goodwill amortization                    67,592     8.2      56,493      7.4      20,573      8.6      11,783      5.2
                                                   =======    ====     =======     ====      ======     ====      ======     ====

NET EARNINGS AS REPORTED                            45,113     5.5      40,796      5.3      13,127      5.5       7,668      3.4
Goodwill amortization in 2001                            -       -       2,800      0.4           -        -         700      0.3
Tax adjustment                                      (2,800)   (0.3)
OCS charge                                           7,840     0.9           -        -           -        -           -        -
                                                   -------    ----     -------     ----      ------     ----      ------     ----
Net earnings excluding OCS charge,
goodwill amortization in 2001 and
tax adjustment                                      50,153     6.1      43,596      5.7      13,127      5.5       8,368      3.7
                                                   =======    ====     =======     ====      ======     ====      ======     ====
EARNINGS PER SHARE AS REPORTED                        1.13                1.04                 0.33                 0.19

Goodwill amortization in 2001                            -                0.07                    -                 0.02
Tax adjustment                                       (0.07)                  -                    -                    -
OCS charge                                            0.20                   -                    -                    -
                                                   -------             -------               ------               ------
Diluted earnings per share excluding
OCS charge, goodwill amortization
and tax adjustment                                    1.26                1.11                 0.33                 0.21
                                                   =======             =======               ======               ======

REVENUES

Year Ended on December 31, 2002, Compared to Year Ended on December 31, 2001
----------------------------------------------------------------------------

The Company's consolidated revenues increased by 8.2%, from $764.5 million in 2001 to $827.5 million in 2002.

The following table sets forth the Company's revenue distribution by areas of operation:

                                                                               Year ended
                                                          ---------------------------------------------------------
                                                              December 31, 2002               December 31, 2001
                                                          $ millions             %        $ millions              %
                                                          ------------------------        -------------------------
         Airborne systems                                      372.8          45.1             334.2           43.7
         Armored vehicle systems                               135.7          16.4             126.3           16.5
         C4I systems                                           122.7          14.8             105.8           13.8
         Electro-optics                                        148.1          17.9             162.7           21.3
         Other  (mainly non-defense engineering
         and production services)                               48.2           5.8              35.5            4.7
                                                               -----         -----             -----          -----

         Total                                                 827.5         100.0             764.5          100.0
                                                               =====         =====             =====          =====

Revenues increased in 2002 mainly in airborne systems, which increased by $38.6 million, and C4I Systems which increased by $16.9 million.

The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                               Year ended
                                                          ---------------------------------------------------------
                                                              December 31, 2002               December 31, 2001
                                                          $ millions             %        $ millions              %
                                                          ------------------------        -------------------------
         Israel                                                225.7          27.3             226.6           29.7
         United States                                         267.7          32.3             206.6           27.0
         Europe                                                144.9          17.5             179.6           23.5
         Other Countries                                       189.2          22.9             151.7           19.8
                                                               -----          ----             -----           ----
         Total                                                 827.5         100.0             764.5          100.0
                                                               =====         =====             =====          =====

The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

Revenues are generated mainly from sales to the United States, Israel, and countries in Europe, Latin America and Asia. The recent economic situation in Israel has created uncertainty with respect to the Israeli Government general and defense budgets.

Revenues in the United States increased by 29.6%, from $206.6 million to $267.7 million. Revenues also increased in Other Countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under certain major programs entered final phases. In Israel, the Company was able to maintain in 2002 its revenues level, in spite of the budgetary pressures that the Israeli Ministry of Defense has been experiencing.

GROSS PROFIT

Year Ended on December 31, 2002, Compared to Year Ended on December 31, 2001
----------------------------------------------------------------------------

Reported gross profit in 2002 was $222.1 million (with gross profit margin of 26.8%) as compared to $210.5 million (gross profit margin of 27.5%) in 2001.

Gross profit included $9.8 million of non-recurring charges related to the OCS program in 2002, and $0.8 million goodwill amortization in 2001. Excluding these charges, the gross profit and gross profit margin in 2002 were $231.9 million and 28.0%, respectively, as compared to $211.3 million and 27.6%, respectively in 2001.

Gross profit in 2001 included expenses of $2.9 million related to the Company's share price linked compensation costs. The effect of the share price linked compensation on the gross profit in 2002 was not material.

As noted above, the Company's gross profit for 2002 was also affected by the write-off in the amount of approximately $6.3 million in the second quarter of 2002 relating to the Dornier project.

RESEARCH AND DEVELOPMENT ("R&D")

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

Gross R&D expenses in 2002 totaled $62.6 million (7.6% of revenues), as compared with $67.9 million (8.9% of revenues) in 2001. The decrease in R&D expenses as a percentage of revenues was caused mainly by a different mix of R&D work performed by the Company under customer funded and Company funded R&D projects, as well as a result of the Company's continued efforts to increase the efficiency of its R&D operation.

Net R&D expenses (after deduction of the OCS participation) in 2002 totaled $57.0 million (6.9% of revenues), as compared to $58.8 million (7.7% of revenues) in 2001.

In September 2001, the OCS issued its new "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions. El-Op elected to join the program (see "Events in 2002" above). As of the date of this report, Elbit Systems has not yet determined whether to join the OCS's new program.

The OCS's participation in the Company's R&D expenses in the 2002 was lower than in 2001. The Company estimates that the level of participation by the OCS in the future may be affected by changes in the OCS budget, as well as in the Company's R&D program.

MARKETING AND SELLING EXPENSES

Marketing and selling expenses in 2002 were $65.7 million (7.9% of revenues), as compared to $54.9 million (7.2% of revenues) in 2001.

The Company's marketing and selling expenses increased in 2002 as compared to 2001 mainly due to the need to invest a higher level of resources in generating new business and the increased length of time required for marketing efforts until orders are received. In addition, the Company continues to invest in expanding into new markets.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

Reported G&A expenses in 2002 were $41.7 million (5.0% of revenues), as compared to $43.2 million (5.7% of revenues) in 2001.

Due to changes in the Company's share price in the reported periods, the Company's G&A expenses included share price linked compensation expenses of $5.2 million in 2001, while in 2002 these expenses were not material. Excluding goodwill amortization and share price linked compensation, the Company's G&A expenses in 2001 were $36.0 million. The Company expects that G&A expenses may continue to be affected in the future, due to changes in the Company's share price.

As stated above, following the adoption of SFAS 142 effective January 1, 2002, the Company no longer amortizes goodwill. In 2001, G&A expenses included amortization of goodwill of approximately $2.0 million.

G&A expenses in 2002 included $2.8 million in amortization of intangible assets related to activities and companies that were not consolidated in the same period last year, including mainly Aeroeletronica S.A. (Brazil) and Elron Telesoft Government Division (Israel), which were acquired in the second half of 2001 and in January 2002, respectively.

OPERATING PROFIT

As a result of all of the above, reported operating income in 2002 was $57.8 million (7.0% of revenues), as compared to $53.7 million (7.0% of revenues) in 2001.

Excluding the non-recurring charge related to the OCS program in 2002 and goodwill amortization in 2001, the Company's operating income and operating margin in 2002 (as a percentage of revenues) were $67.6 million and 8.2%, respectively, compared to $56.5 million and 7.4% in the comparable period in 2001.

The operating profit in 2001 included share price linked compensation expenses of $9.1 million. In 2002, the Company had income related to share price linked compensation that was not material.

The Company expects that operating income may continue to be affected in the future by changes in the Company's share price due to the Company's share price linked compensation program.

FINANCE EXPENSE (NET)

Net finance expense in 2002 was $3.0 million, as compared to $2.6 million of net finance expense in 2001.

The increase in the net finance expense resulted mainly from the increased financing required by the Company due to the higher level of its revenues, operating assets and investments.

TAXES ON INCOME

Provision for taxes for 2002 was approximately $9.3 million, as compared to a provision for taxes of $11.0 million in 2001.

The provision for taxes in 2002 included reduction of tax expenses in the amount of $2.8 million that was made in the third quarter of 2002, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Group companies.

The Company's effective tax rate in 2002 was 17.2%, as compared to 21.2% in 2001. Excluding the tax reduction mentioned above, the Company tax rate for 2002 would have been 22.4%, due mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate, since the Company's tax rate represents the Group's weighted average tax rate.

NET EARNINGS AND EARNINGS PER SHARE ("EPS")

Reported net earnings in 2002 was $45.1 million (5.5% of revenues), as compared to reported net earnings of $40.8 million (5.3% of revenues) in 2001. Reported fully diluted EPS was $1.13 in 2002, as compared to $1.04 per share in 2001.

Net earnings in 2002, excluding non-recurring charges related to the OCS program and prior years tax adjustment, were $50.2 million (6.1% of revenues), as compared to $40.8 million (5.3% of revenues) in 2001. Excluding these charges and adjustments, diluted EPS was $1.26 in 2002.

Excluding amortization of goodwill, net earnings and diluted EPS in 2001 were $43.6 million and $1.11, respectively.

Net earnings in 2001 included $7.1 million in expenses related to share price linked compensation. In 2002, the Company had income related to share price linked compensation that was not material.

The number of shares used for computation of diluted EPS in 2002 and 2001 was approximately 39.9 million shares and 39.4 million shares, respectively. The increase in the number of shares was due mainly to the exercise of options during the period.

I.         LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flow is affected by the cumulative cash flows of its various projects in the reported periods. Projects' cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

The Company's net cash flow generated from operating activities in 2002 was $116.0 million, resulting mainly from net income for the period, receipt of advances from customers and collection of accounts receivables. The cash inflows were partially offset, mainly by increase in inventories and payment of trade payables.

Net cash flow used for investment activities in 2002 was $51.0 million, which was used mainly for procurement of property, plant and equipment, as well as other assets. During 2002, the Company invested $22.1 million in equipment for its various manufacturing plants, and $13.2 million in buildings, mainly in those which are being built at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel. The buildings are planned to house employees currently located in various leased locations in the industrial parks in which the respective companies are located.

Net cash flow used for financing activities in 2002 was $29.3 million, which was used mainly for reduction of short and long-term borrowing and payment of $12.7 million in dividends during 2002.

On December 31, 2002 the Company had total bank borrowing in the amount of $104.1 million, including $73.2 million in long-term loans, and $374 million in guarantees issued on its behalf by banks, mainly as advance payment and performance guarantees in the regular course of business. On December 31, 2002, the Company had cash balance amounting to $77.9 million

As of December 31, 2002, the Company had working capital of $197.6 million, and its current ratio was 1.54. The Company's ratio of equity to total assets was 44%.

J.       DERIVATIVES AND HEDGES

Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit exposure. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than US dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On December 31, 2002, the Company's liquid assets were held in bank deposits, and it had no liquid equity investments that were subject to market fluctuations. The Company's financial assets and liabilities are based on floating interest rates, and their value as of December 31, 2002 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's financial results due to changes in the cost of the liabilities and the return on the assets that are based on floating rates.

The Company's functional currency is the U.S. dollar. On December 31, 2002, the Company had exposure due to liabilities denominated in NIS of $46 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables and the debt to the OCS resulting from the OCS agreement. (See "Events in 2002"). The amount of the Company's exposure to the value of the NIS changes from time to time.

Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2002 by forward contracts. On December 31, 2002, the Company had contracts for the sale and purchase of such foreign currencies totaling $21.4 million. The results of financial derivative activities were not material.

K.        DIVIDENDS

The Board of Directors declared on March 10, 2002 a dividend of $0.09 per share. The total dividend declared for 2002 was $ 0.34 per share.



                                      * * *
--------------------------------------------------------------------------------
Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

                                    EXHIBIT 3

















                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                             -----------------------
                         (IN THOUSANDS OF U.S. DOLLARS)

                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------




                                 C O N T E N T S
                                 ---------------




                                                                         PAGE


REPORT OF INDEPENDENT AUDITORS                                            2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                           3 - 4

  Consolidated Statements of Operations                                   5

  Consolidated Statements of Changes in Shareholders' Equity            6 - 7

  Consolidated Statements of Cash Flows                                 8 - 9

  Notes to the Consolidated Financial Statements                       10 - 58





                                  # # # # # # #

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Elbit Systems Ltd.


We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                             LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 10, 2003

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
                    (In thousands of U.S. dollars)

                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                         NOTE          2002              2001
                                                                        -----         --------         ---------
CURRENT ASSETS
  Cash and cash equivalents                                                            $76,280          $40,583
  Short-term bank deposits                                                               1,650            1,446
  Trade receivables, net                                                 (3A)          227,724          241,827
  Other receivables and prepaid expenses                                  (4)           34,376           36,209
  Inventories, net of advances                                            (5)          222,844          185,090
                                                                                      --------         ---------
         Total current assets                                                          562,874          505,155
                                                                                      --------         ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies and partnership                    (6A)           21,947           19,583
 Investments in other companies                                          (6B)           11,104           11,909
  Long-term receivables                                                  (3B)           20,859           64,804
  Long-term bank deposits and loan                                        (7)            3,686            3,433
 Severance pay fund                                                                      6,641            6,528
                                                                                      --------         ---------
                                                                                        64,237          106,257
                                                                                      --------         ---------

PROPERTY, PLANT AND EQUIPMENT, NET                                        (8)          202,961          184,722
                                                                                      --------         ---------

OTHER ASSETS, NET                                                         (9)
  Goodwill and assembled work-force, net                                                32,541           31,946
  Know-how and other intangible assets, net                                             73,228           73,337
                                                                                      --------         ---------
                                                                                       105,769          105,283
                                                                                      --------         ---------

                                                                                      $935,841        $ 901,417
                                                                                      ========        =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
           (In thousands of U.S. dollars, except share data)



                                                                                                  DECEMBER 31,
                                                                                            --------------------------
                                                                               NOTE          2002              2001
                                                                              -----         --------         ---------

CURRENT LIABILITIES
  Short-term bank credit and loans                                             (10)           $30,915         $ 46,894
  Trade payables                                                                               83,463          108,617
  Other payables and accrued expenses                                          (11)           142,526          135,386
  Customers advances and amounts in excess of
     costs incurred                                                            (12)           108,418           93,342
                                                                                             --------         --------
         Total current liabilities                                                            365,322          384,239
                                                                                             --------         --------

LONG-TERM LIABILITIES
  Long-term loans                                                              (13)            73,173           69,202
  Advances from customers                                                      (12)            40,411           29,840
  Deferred income taxes                                                        (15)            16,413           21,989
  Accrued severance pay                                                      (14, 2M)          24,486           15,231
                                                                                             --------         --------
                                                                                              154,483          136,262
                                                                                             --------         --------
CONTINGENT LIABILITIES AND COMMITMENTS                                         (16)

MINORITY INTEREST                                                                               4,675            2,931
                                                                                             --------         --------

SHAREHOLDERS' EQUITY                                                           (17)
  Share capital

    Ordinary shares of NIS1 par value;  Authorized - 80,000,000 shares as of  December  31,  2002 and 2001;  Issued -  39,205,478  and
       38,739,093   shares  as  of   December   31,   2002  and  2001,
       respectively;  Outstanding -38,796,657 and 38,330,272 shares as
       of December 31, 2002 and 2001, respectively                                             11,154           11,054
  Accumulated other comprehensive loss                                                         (2,882)               -
  Additional paid-in capital                                                                  248,387          244,625
  Retained earnings                                                                           159,023          126,627
  Treasury stock- 408,821 shares as of December 31, 2002
     and 2001                                                                                  (4,321)          (4,321)
                                                                                             --------         --------
                                                                                              411,361          377,985
                                                                                             --------         --------

                                                                                             $935,841         $901,417
                                                                                             ========         ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands of U.S. dollars, except per share data)

                                                                                         YEAR ENDED
                                                                         -------------------------------------------
                                                                                        DECEMBER 31,
                                                                NOTE         2002           2001           2000
                                                               ------    -------------   -----------      ----------
Revenues                                                        (18)          $827,456      $764,501      $ 591,084
Cost of revenues                                                (19)          605,313        553,957        432,786
Restructuring expenses (inventory write-off)                                        -              -         10,300
                                                                              -------        -------        -------
           Gross profit                                                       222,143        210,544        147,998
                                                                              -------        -------        -------

Research and development costs, net                             (20)           57,010         58,759         44,274
Marketing and selling expenses                                  (21)           65,691         54,876         38,449
General and administrative expenses                             (22)           41,651         43,216         26,251
Acquired in-process research and development                                        -              -         40,000
Restructuring costs                                                                 -              -         11,800
                                                                              -------        -------        -------


                                                                              164,352        156,851        160,774
                                                                              -------        -------        -------


         Operating income (loss)                                               57,791         53,693        (12,776)

Financial income (expenses), net                                (23)           (3,035)        (2,617)           115
Other income (expenses), net                                    (24)             (462)           774              3
                                                                              -------        -------        -------

       Income (loss) before taxes on income                                    54,294         51,850        (12,658)
Taxes on income                                                 (15)            9,348         11,003          6,227
                                                                              -------        -------        -------
                                                                               44,946         40,847        (18,885)
Equity in net (losses) earnings of affiliated companies and
   partnership                                                                    675           (598)        (1,429)
Minority interest in losses (gains) of
   subsidiaries                                                                  (508)           547           (217)
                                                                              -------        -------        -------
         Net income (loss)                                                    $45,113        $40,796       $(20,531)
                                                                              =======        =======       ========

  Earnings (loss) per share                                     (17)
   Basic net earnings (loss) per share                                          $1.17        $ 1.07        $ (0.65)
                                                                              =======        =======       ========
   Diluted net earnings (loss) per share                                        $1.13        $ 1.04        $ (0.65)
                                                                              =======        =======       ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY

           (In thousands of U.S. dollars, except share data)


                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF JANUARY 1, 2000               25,422,396        $7,883       $52,697                   -    $127,924        $(3,613)
   Issuance of shares- in respect of
     merger with El- Op                     12,100,000         2,963       177,037                   -           -              -
  Exercise of options                          289,002            70           810                   -           -              -
  Tax benefit in respect
  of options exercised                               -             -           889                   -           -              -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                     -             -         3,874                   -           -              -
  Amortization of  stock
     compensation                                    -             -           155                   -           -              -
  Dividends paid                                     -             -             -                   -      (9,430)             -
  Net loss                                           -             -             -                   -     (20,531)             -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2000             37,811,398        10,916       235,462      -                   97,963         (3,613)
  Exercise of options                          585,860           138         3,162                   -           -              -
  Tax benefit in respect of
     options exercised                               -             -         1,363                   -           -              -
  Adjustment to capital reserve                      -             -        (3,874)                  -           -              -
  Amortization of stock
    compensation                                     -             -         8,512                   -           -              -
  Purchase of treasury shares                  (66,986)            -             -                   -           -           (708)
  Dividends paid                                     -             -             -                   -     (12,132)             -
  Net income                                         -             -             -                   -      40,796              -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2001             38,330,272       $11,054      $244,625                   -    $126,627        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========


                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------
BALANCE AS OF JANUARY 1, 2000                  $184,891                -
   Issuance of shares- in respect of
     merger with El- Op                         180,000                -
  Exercise of options                               880                -
  Tax benefit in respect
  of options exercised                              889                -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                  3,874                -
  Amortization of  stock
     compensation                                   155                -
  Dividends paid                                 (9,430)               -
  Net loss                                      (20,531)         (20,531)
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2000                 340,728                -
  Exercise of options                             3,300                -
  Tax benefit in respect of
     options exercised                            1,363                -
  Adjustment to capital reserve                  (3,874)               -
  Amortization of stock
    compensation                                  8,512                -
  Purchase of treasury shares                      (708)               -
  Dividends paid                                (12,132)               -
  Net income                                     40,796           40,796
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2001                $377,985           40,796
                                            =============    =============



 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                     SHAREHOLDERS' EQUITY (CONT.)
           (In thousands of U.S. dollars, except share data)


                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------
  BALANCE AS OF DECEMBER 31, 2001           38,330,272        11,054       244,625                -       126,627          (4,321)
      Exercise of options                      466,385           100         4,040                -             -               -
     Tax benefit in respect of
        options exercised                            -             -           648                -             -               -
     Amortization of stock
       compensation                                  -             -          (926)               -             -               -
     Dividends paid                                  -             -             -                -       (12,717)              -
     Net income                                      -             -             -                -        45,113               -
      Minimum pension liability                      -             -             -           (2,882)            -               -
                                            -----------      --------     ----------    --------------    --------       --------

  BALANCE AS OF DECEMBER 31, 2002           38,796,657        $11,154     $248,387          $(2,882)      $159,023        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========


                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------
  BALANCE AS OF DECEMBER 31, 2001               377,985                -
      Exercise of options                         4,140                -
     Tax benefit in respect of
        options exercised                           648                -
     Amortization of stock
       compensation                                (926)               -
     Dividends paid                             (12,717)               -
     Net income                                  45,113           45,113
      Minimum pension liability                  (2,882)          (2,882)
                                            -------------    -------------

  BALANCE AS OF DECEMBER 31, 2002               $411,361          $42,231
                                            ============     =============


 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In thousands of U.S. dollars)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------
                                                                                           2002        2001          2000
                                                                                         --------      -------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                       $45,113     $40,796      $(20,531)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
       operating activities:
      Depreciation and amortization                                                        32,937      32,865        20,663
         Amortization of deferred stock compensation                                         (926)      8,512           155
      Acquired in-process research and development                                             -           -         40,000
      Deferred income taxes                                                                (5,620)     (2,694)       (6,482)
      Severance pay fund                                                                     (113)        167        (1,196)
      Increase (decrease) in provision for severance pay                                    6,373        (800)        9,266
      Gain (loss) on disposal of property and equipment                                       743        (327)         (575)
      Tax benefit in respect of options exercised                                             648       1,363           889
      Other adjustments                                                                       683        (117)         (921)
      Minority interests in gains (losses) of subsidiaries                                    508        (547)          217
      Equity in net losses (earnings)  of affiliated companies and partnership               (675)        598         1,429
    Changes in operating assets and liabilities:
       Decrease (increase) in trade receivables, other receivables and prepaid expenses    58,554      (9,963)      (18,975)
       Increase in inventories                                                            (55,106)    (72,165)      (25,228)
       Increase (decrease) in trade payable and accrued expenses                          (19,321)     37,004        (3,520)
       Increase (decrease) in advances received from customers                             42,999       6,489       (10,632)
       Chief Scientist                                                                      9,197          -              -
                                                                                          -------     -------      --------
  Net cash provided by (used in) operating activities                                     115,994      41,181       (15,441)
                                                                                          -------     -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                              (46,003)    (45,244)      (40,374)
  Investment grants received for property, plant and equipment                                119       1,334         1,533
  Acquisition of subsidiaries and activities (Schedule A)                                  (5,280)     (3,344)       14,133
  Investments in affiliated companies and subsidiaries                                     (1,681)       (801)      (13,126)
  Proceeds from sale of property, plant and equipment and investments                         956       3,010         1,279
   Long-term loan granted                                                                    (714)         -              -
   Short-term loan repaid                                                                   1,371          -              -
  Long-term bank deposits paid                                                             (1,228)     (1,872)       (2,042)
  Long-term bank deposits repaid                                                            1,689       2,322        23,419
  Short-term bank deposits, net                                                              (204)        (57)         (638)
                                                                                          -------     -------      --------

         Net cash used in investing activities                                            (50,975)    (44,652)      (15,816)
                                                                                          -------     -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of convertible debentures                                                          -           -           (283)
  Proceeds from exercise of options                                                         4,140       3,300           787
  Repayment of long-term credit for purchase of a building                                     -       (3,000)      (10,000)
   Purchase of treasury stock                                                                  -         (708)            -
  Repayment of long-term bank loans                                                        (3,249)    (13,049)       (1,852)
  Proceeds from long-term bank loans                                                        2,233      25,444        33,933
  Dividends paid                                                                          (12,717)    (12,132)       (9,430)
   Change in short-term bank credit and  loans                                            (19,729)     (6,517)       32,321
                                                                                          -------     -------      --------

         Net cash provided by (used in) financing activities                              (29,322)     (6,662)       45,476
                                                                                          -------     -------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       35,697     (10,133)       14,219
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                     40,583      50,716        36,497
                                                                                         --------      -------      ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                          $76,280     $40,583       $50,716
                                                                                         ========     ========      =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                    (In thousands of U.S. dollars)



                                                                                YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                          2002            2001           2000
                                                                          --------       ---------     -----------
             SUPPLEMENTARY CASH FLOWS ACTIVITIES:
               Cash paid during the year for:
                Income taxes                                             $ 21,730        $ 9,469          $ 9,360
                                                                        =========        =======          =======
                Interest                                                $   2,947        $ 6,649          $ 7,645
                                                                        =========        =======          =======


NON CASH TRANSACTIONS

  Debentures converted into shares                                       $       -       $      -           $ 93
                                                                        =========        =======          =======


SCHEDULE A:
Subsidiaries and activities acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

     Working capital deficiency (working capital)
       (excluding cash and cash equivalents)                             $       -           $888        $(39,805)
       Property, plant and equipment                                          (275)        (1,886)        (80,493)
      Know-how and other intangible assets                                  (5,078)        (3,800)        (53,000)
      Goodwill and assembled work-force                                          -              -         (31,139)
      In-process research and development                                        -              -         (40,000)
      Long-term liabilities                                                      -          1,454          76,224
      Purchase of investments in credit                                         73              -               -
                                                                           -------        -------         -------

                                                                            (5,280)        (3,344)       (168,213)
                                                                           -------        -------         -------
      Investment in subsidiary prior to consolidation                            -              -           2,346
       Less - amounts acquired by issuance of shares                             -              -         180,000
                                                                           -------        -------         -------
                                                                           $(5,280)       $(3,344)        $14,133
                                                                           =======        =======         =======

           (*) El-Op in 2000 (see note 1C); AEL in 2001 (see note 1F); Defense systems division of Elron Telesoft in 2002 (see note 1G).

 The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL

           A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 31% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the NASDAQ National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly-owned subsidiaries are EFW Inc. ("EFW") and El-op Electro-Optics Industries Ltd. ("El-Op").

           B. A majority of the Group's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers.

           C. In 2000, the Company completed its merger with El-Op and issued 12,100,000 ordinary shares to El-Op shareholders. The purchase price based on the market value of the shares amounted to $180,000.

                  The merger was accounted for as a purchase and accordingly the purchase price was allocated to the fair value of assets acquired and liabilities assumed of El-Op.

                  El-Op is engaged primarily in the production and sales of military products and systems in the electro-optical and electro-mechanical sectors.

                  The excess of the purchase price over the fair value of the net tangible assets acquired ("excess of cost"), in the amount of $109,000 was allocated, based primarily on an independent appraisal, as follows: $40,000 was allocated to in-process research and development ("R&D") which was charged to operations upon completion of the merger; $58,000 was allocated to know-how ($45,000), trademarks ($8,000) and assembled work-force ($5,000); $18,200 was recorded as a deferred tax liability in respect of the differences between the allocation of the aforementioned assets and their tax basis and the balance, amounting to $29,200 was allocated to goodwill. These intangible assets are included in other assets in the consolidated balance sheet and are amortized over a period of 17 - 20 years, (except for goodwill and assembled work-force which commencing January 1, 2002 are no longer amortized - See Note 9). The Company began consolidating El-Op from the third quarter of 2000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     At the merger date, El-Op was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands in defense and commercial markets. The value assigned to these assets was determined by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the following areas: thermal imaging (night vision); lasers; avionics; battle field management; fire control systems; remote sensing; airborne/space photography; enhanced landing systems; and other classified projects for the U.S. and Israeli governments.

                     The nature of the efforts to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, high-volume verification and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical and economic performance requirements.

                     In making its purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process R&D was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of cost of sales, operating expenses and income taxes from such projects.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     Aggregate revenues for the developmental El-Op products were estimated to grow at a compounded annual growth rate of approximately 30 percent for the five years following introduction, assuming the successful completion and market acceptance of the major R&D programs. The estimated revenues for the in-process projects were expected to peak within five to six years of acquisition and then decline as other new products and technologies are expected to enter the market.

                     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than El-Op's on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company has the possibility of achieving slightly higher margins in future periods.

                     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental projects, a discount rate of 18 to 20 percent was considered appropriate for the in-process R&D. These rates are higher than the Company's overall weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology and the uncertainty of technological advances that are unknown at this time.

                     If none of the acquired R&D projects is successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. The failure of any particular individual project in-process would not likely impact the Company's financial condition, results of operations or the attractiveness of the overall El-Op investment. Financial results will be subject to uncertain market events and risks, which are beyond the Company's control, such as trends in technology, government spending, market size and growth and product introduction or other actions by competitors.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     The following unaudited proforma data is based on historical financial statements of the Company and El-Op and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the merger agreement been consummated prior to the beginning of the reported periods.

                     The proforma information reflects the results of the Company's operations assuming that the merger had been in effect as of January 1, 2000 and under the following assumptions:

                     1. Goodwill and other intangible assets arising from the merger of approximately $83,000, is amortized over an average period of 17 years.

                     2. Excess of cost over equity purchased allocated to real estate assets of approximately $25,000, is amortized over a period of 25 years.

                     3. Deferred income taxes of approximately $18,000 have been recorded in respect of the differences between the allocated value of the aforementioned assets and their tax basis.

                     4. The cost attributed to purchased in-process R&D projects, in the amount of approximately $40,000 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

                     5. Intercompany balances and material transactions have been eliminated.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     6. Management fees of approximately $3,000 per annum, which pursuant to the merger agreement would not be paid in the future, were eliminated in the proforma statements.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                 --------------------------
                                                                                      2000 (UNAUDITED)
                          Revenues - proforma                                            $699,114
                                                                                         ========
                          Net loss as reported                                           $(20,531)
                          Adjustments:
                          Elimination of the charge to operations for
                          purchased in-process research and development                    40,000
                          Other adjustments, net                                           (2,570)
                                                                                         --------
                          Net income - proforma (1)(2)                                    $16,899
                                                                                         ========
                          Basic net earnings per share - proforma                           $0.45
                                                                                         ========
                          Diluted net earnings per share - proforma                         $0.44
                                                                                         ========

                         (1)  The   proforma  net  income  for  the  year  ended
                              December 31, 2000 includes restructuring expenses, net of taxes, in the amount of $16,800.

                         (2) Included amortization of goodwill and assembled work force in the amount of approximately $1,100 which as of January 1, 2002 are no longer being amortized.

              D. In 2000, EFW acquired the assets and the activities of Honeywell Inc. relating to head-up displays and tracking systems for helmets in consideration for $14,000. The excess of the purchase price over the fair value of identified net tangible assets acquired, in the amount of $11,100, was allocated to technology and other identifiable intangible assets ($9,300), to be amortized over a period of 15 years and to goodwill ($1,800).

                     Pro forma information in accordance with statement of financial accounting standards SFAS No. 141 has not been provided, since the revenues and net income of the Honeywell Inc. head-up display tracking business were not material in relation to total consolidated revenues and net loss.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               E. In the third quarter of 2000, the Company commenced a program of restructuring its business, improving efficiency and reducing expenses. The program consisted of the consolidation of redundant activities, reduction of workforce, elimination of excessive inventories and equipment and other related actions. The program was accounted in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)", SAB-100, "Restructuring and Impairment Charges" and SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Pursuant to the program, the Company wrote-off inventories in the amount of $10,300 and equipment in the amount of $5,100. The equipment will not be used in the future by the Company as this equipment is less efficient than other equipment held by the Company.

                     Through December 31, 2001, the Company paid $3,500 as part of its restructuring plan. The amount includes payments made to consultants, travel and other out-of-pocket expenses.

                      In  addition,  the  Company  accrued  and paid  $3,200 for employee severance benefits. The Company's plan included termination of the employment of a total of 61 manufacturing, marketing and corporate employees both in Israel and in the U.S.

               F. In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industrial de Componentes Avionicos S.A. ("AEL"), a Brazilian company located in Porto Alegre, for approximately $3,450. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900. The consideration paid includes approximately $1,200 (in cash) held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over equity purchased of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

                     AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              F.     (CONT.)

                     The results of AEL's  operations  have been included in the
                     consolidated   financial   statements   from  the  date  of
                     purchase.

                     Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income .


               G. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the activities of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over an average period of 3 years.

                     The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.

                     The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

                     pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income .

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). As applicable to the financial statements of the Company, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 26.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               A.    USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.


               B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The Company revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                     Transactions  and balances  originally  denominated in U.S.
                     dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52.

                     Accordingly items have been remeasured as follows:

                     Monetary items - at the exchange rate in effect on the balance sheet date.

                     Nonmonetary items - at historical exchange rates.

                     Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

                     All  exchange  gain  and  losses  from  the   remeasurement
                     mentioned   above  are   reflected  in  the   statement  of
                     operations in financial income or expenses.

                     Balances linked to the Consumer Price Index in Israel ("CPI") are stated using the relevant published index.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               C.    PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its subsidiaries.

                     The consolidated subsidiaries include El-op, EFW and other Israeli and non - Israeli subsidiaries.


                     Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

              D.     CASH AND CASH EQUIVALENTS

                     All short-term highly liquid investments with an original maturity of three months or less are considered cash equivalents.

              E.      SHORT-TERM BANK DEPOSITS

                     Short-term bank deposits are disposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.


              F.     INVENTORIES

                     Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                     Cost is determined as follows:
                     - Raw materials, parts and supplies using the average cost method.
                     - Costs on long-term contracts represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs.

                     Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               G. INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

                     Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at the lower of cost or estimated fair value.

                     Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. The Group generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                     In certain investments, the Group applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Company recognizes equity method losses based on the ownership level of the particular investee security or loan held by the company to which the equity method losses are being applied.

                     Management evaluates investments in affiliates, partnership and other companies for evidence of other than temporary declines in value. When relevant factors indicate a loss in value that is other than temporary, the Company records a provision for the decline in value.

              H.     LONG-TERM TRADE RECEIVABLES

                     Long-term trade receivables from extended payment agreements are recorded initially at their estimated present values (determined based on the original rates of interest). Imputed interest is recognized using the effective interest method and is included as a component of interest income in the accompanying statements.

              I.     LONG-TERM BANK DEPOSITS

                     Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.     PROPERTY, PLANT AND EQUIPMENT, NET

                     Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of replacement equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:
                                                               %
                                                            -------
                     Buildings                               2 - 4  (mainly  4%)
                     Instruments,  machinery  and equipment 10 - 33
                     Office furniture and other              6 - 33
                     Motor vehicles                         15 - 33 (mainly 15%)

                     Land rights and leasehold improvements - over the term of the lease.

                K.   IMPAIRMENT OF LONG-LIVED ASSETS

                     The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed its fair value.

                L.   OTHER ASSETS

                     Other assets include mainly goodwill, know-how and trademarks acquired in connection with the purchase of subsidiaries and activities. Know-how and trademarks are amortized over their estimated useful lives using the straight-line method.

                     Goodwill represents excess of the cost of acquired entities over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 - 20 years. Under SFAS No. 142, "Goodwill and Other Intangible Assets", such goodwill shall no longer be amortized effective as of January 1, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, further short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

                     The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

               M.    SEVERANCE PAY

                     Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

                     The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                     Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $5,591, $8,097 and $10,138, respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               N.    REVENUE RECOGNITION

                     The Company generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" on the percentage of completion method.

                     Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

                     Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Company achieves certain milestones.

                     Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                     Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                     Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     Anticipated losses on contracts are charged to earnings when identified.

                     The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

               O.    RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of participations, are charged to operations as incurred.

                     Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

                     Under certain arrangements in which a customer shares in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

                     Certain group companies in Israel receive royalty-bearing grants from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

               P.     INCOME TAXES

                     The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Q.    CONCENTRATION OF CREDIT RISKS

                     Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term deposits, trade receivables and long-term receivables.

                     The majority of the Group's cash and cash equivalents is invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                     The Group's trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and by a general reserve.

               R.     DERIVATIVE FINANCIAL INSTRUMENTS

                     The Group accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

                     For  derivative   instruments  not  designated  as  hedging
                     instruments, the gain or loss is recognized in current earnings during the period of change.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                     In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts. As of December 31, 2002, the Group had contracts with notional value of approximately $21,400 to purchase and sell foreign currencies. These contracts mature in 2003.

                     The fair value of the foreign exchange contracts as of December 31 , 2002 amounted to $1,178.

               S.    STOCK-BASED COMPENSATION

                     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equals to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognize the expense over the vesting period of the award.

                     In respect of phantom share options the Company applies compensation accounting under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, the Company is required to disclose pro forma information regarding stock based employee compensation cost net income
                     (loss) and basic and diluted net income (loss) per share, as if the Company had accounted for its employee share options under the fair value method of SFAS 123. The fair value for these options was estimated at the grant date using a Black-Scholes

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     option pricing model with the following weighted average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6%, 2% and 1.34% respectively, dividend yields of 2.0%, 2.03% and 1.99% respectively, volatility of 49.5%, 33.8% and 21.2% respectively, and a weighted average expected life of the options of 6 years.

                       Pro forma information under SFAS 123 is as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------
                                                                        2002            2001            2000
                                                                      -------         --------       ---------
           Net income (loss) as reported                              $45,113         $ 40,796       $ (20,531)

           Stock based compensation as reported                          (926)           8,512             155
           Stock based compensation under
            SFAS 123                                                   (3,695)          (3,665)           (730)
                                                                      -------         --------       ---------
           Pro forma net income (loss)                                $40,492         $ 45,643       $ (21,106)
                                                                      =======         ========       =========
           Basic net income (loss) per share as
            reported                                                   $ 1.17           $ 1.07        $ (0.65)
                                                                      =======         ========       =========

           Pro forma basic net income (loss) per share                 $ 1.05           $ 1.20        $ (0.67)
                                                                      =======         ========       =========
           Diluted net income (loss) per share as
           reported                                                    $ 1.13           $ 1.04         $(0.65)
                                                                      =======         ========       =========

           Pro forma diluted net income (loss) per share               $ 1.02           $ 1.16         $(0.67)
                                                                      =======         ========       =========


                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying amount reported in the balance sheet for cash and cash equivalents, short-term deposits, trade receivables, other receivables, short-term bank loans, short-term trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

                     Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                     The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                     It was not practicable to estimate the fair value of the Company's investments in shares of non-public affiliates and other Companies because of the lack of a quoted market price and the inability to obtain valuation of each Company without incurring excessive costs. The carrying amounts of these Companies were $31,492 and $33,051 as of December 31, 2001 and 2002, respectively and represent the original cost and, in the case of affiliates, include the Company's equity in the earnings or losses of the affiliates since the dates of acquisition.

               U.    BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

                     Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earning (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earning (loss) per ordinary share when such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 647 for the year ended December 31, 2000 (2001 and 2002 - none).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               V.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. SFAS No. 146 also requires liabilities accrued in respect of such cost to be measured at fair value. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

                     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN No.45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              W.     RECLASSIFICATIONS

                     Certain  financial  statement data for prior years has been
                     reclassified   to  conform  with  current  year   financial
                     statement presentation.

NOTE 3   -        TRADE RECEIVABLES, NET

              A.       Trade receivables
                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Open accounts (*)                      $177,465          $175,275
              Unbilled receivables                     53,670            69,752
              Less - allowance for doubtful accounts   (3,411)           (3,200)
                                                     --------          --------
                                                     $227,724          $241,827
                                                     ========          ========

              (*)      Includes affiliated companies   $9,647           $14,257
                                                     ========          ========

              B. Long-term trade receivables include amounts due to the Company in connection with certain contracts. The receivables are guaranteed by governmental authorities and their majority portion is insured by financial institutions. The receivables are denominated in U.S dollars, payable over a period of one and a half years and bear intrest rates of Libor + 1.5%.

NOTE 4   -        OTHER RECEIVABLES AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Prepaid expenses                        $12,244          $ 13,445
              Government departments                    5,915             4,937
              Employees                                 1,029               710
              Deferred income taxes                    11,675            11,631
              Other                                     3,513             5,486
                                                     --------          --------
                                                     $ 34,376          $ 36,209
                                                     ========          ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 5   -        INVENTORIES, NET OF ADVANCES

                                                            DECEMBER 31,
                                                       ------------------------
                                                        2002             2001
                                                       --------        --------
              Cost of long-term contracts in progress  $205,318        $155,712
              Raw materials                              75,579          70,133
              Advances to suppliers and subcontractors   25,047          30,955
                                                       --------        --------
                                                        305,944         256,800
              Less -
                Cost of contracts in progress deducted
              from customer advances
                                                         10,658          10,961
                                                       --------        --------
                                                        295,286         245,839
              Less -
                Advances received from customers         67,624          49,969
                Provision for losses                      4,818          10,780
                                                       --------        --------
                                                       $222,844        $185,090
                                                       ========        ========

              (*) The Company has transferred legal title of inventories to certain customers as collateral for advances received.

NOTE 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                    SCD (1)                             $ 15,713      $ 13,036
                    VSI (2)                                3,893         2,030
                    Red C (3)                                  -         2,549
                    Opgal (4)                              2,028         1,894
                    Others (5)                               313            74
                                                        --------      --------
                                                        $ 21,947      $ 19,583
                                                        ========      ========

              (1) Semi Conductor Devices ("SCD"), a partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 6  -     INVESTMENTS  IN  AFFILIATED   COMPANIES,   PARTNERSHIP  AND  OTHER
              COMPANIES (CONT.)

              A.  INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                    (CONT.)


                 (2) Vision Systems International LLC ("VSI") based in San Jose, California is a limited liability company that is held 50% by EFW. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft.

                 (3) Red C Optical Networks Inc. ("Red C") is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. Red C designs, develops and manufacture optical amplifiers for dense wave-length multiplexing (DWDM) optical networks for telecommunication renders. In 2002 the investment in Red C was written off.

                 (4) Opgal Optronics Industries ("Opgal") Ltd., is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                 (5) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide's ordinary shares. In 2001 and 2002, Mediguide issued preferred shares to other investors in consideration for approximately $6,000 based on a pre-money valuation of $14,000 - $17,000. The preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the preferred shares entitle their holders to certain participating rights. Accordingly based on the guidance in EITF 96-16, the Company ceased consolidating its investment in Mediguide and accounts for the investment in Mediguide under the equity method of accounting.

                 (6)   See Note 16(E) for guarantees.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 6   -   INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
             COMPANIES (CONT.)

             B.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                       Sultam (1)                        $3,500        $3,500
                       ISI (2)                            7,230         7,230
                       Other                                374         1,179
                                                        --------      --------
                                                        $11,104       $11,909
                                                        ========      ========

               (1)    Sultam Systems Ltd.  ("Sultam"),  held 10% by the Company,
                      is  engaged  in  the  development  and   manufacturing  of
                      military systems in the artillery sector.

               (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

NOTE 7   -        LONG -TERM BANK DEPOSITS AND LOAN

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
             Deposits with bank for loans granted to
               employees (*)                             $2,037        $2,238
             Other deposits with bank                       935         1,195
             Long-term loan                                 714             -
                                                        --------      --------
                                                         $3,686        $3,433
                                                        ========      ========

              (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $680 (2001 - $746).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

              NOTE 8   -   PROPERTY, PLANT AND EQUIPMENT, NET

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
            Cost (1):
              Land, buildings and
               leasehold improvements (2)               $127,932       $114,690
              Instruments, machinery
               and equipment (3)                         167,105        145,114
               Office furniture and other                 24,790         22,093
               Motor vehicles                             24,393         19,715
                                                        ---------      ---------
                                                         344,220        301,612
            Accumulated depreciation                    (141,259)      (116,890)
                                                        ---------      ---------
            Depreciated cost                            $202,961       $184,722
                                                        =========      =========

              Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 amounted to $24,177, $24,517 and $26,525 respectively.

               (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $38,300 and $38,420 as of December 31, 2001 and 2002,
                     respectively. Cost includes assets fully depreciated and still in use in the amount of $124,000 and of $134,000 as of December 31, 2001 and 2002, respectively.

               (2) Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel Israel, of which approximately 2,300 square meters are owned while the remaining land is leased from the Israel Land Administration until the years 2014 to 2024 with an option to renew the lease for additional periods up to 49 years. The Company's rights in the land have not yet been registered in its name.

                     Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with an option to renew the lease for additional periods up to 49 years. The Company's rights in the land have not yet been registered in its name.

               (3) Includes equipment produced by the Group for its own use in the amount of $4,913 and $5,517 as of December 31, 2001 and 2002, respectively.

               (4)   As for pledges of assets - see Note 16(G).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 9  -                  OTHER ASSETS, NET

              A.

                                                        WEIGHTED-AVERAGE
                                                        NUMBER OF YEARS         DECEMBER 31,
                                                                             ---------------------
                                                                              2002          2001
                                                        ----------------     -------       --------
                 Original cost:
                   Know-how (1)                               12.5                         $74,716
                                                                             $81,019
                   Trade marks (2)                             17              8,000         8,000
                   Goodwill and assembled work-force (3)                      37,578        36,983
                                                                             126,597       119,699

                 Accumulated amortization:
                   Know-how                                                   14,666         8,704
                   Trade marks                                                 1,125           675
                   Goodwill and assembled work-force                          5,037          5,037
                                                                             -------       --------
                                                                              20,828        14,416
                                                                             -------       --------
                 Amortized cost                                             $105,769      $105,283
                                                                            ========      =========


                   (1) Includes mainly know-how acquired in the merger with El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300) (see Notes 1C, 1D, 1F and 1G).

                   (2)   Includes trade marks acquired in the merger with El-Op.

                   (3) Includes mainly intangible assets acquired in the merger with El-Op ($34,200) and intangible assets acquires from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill and assembled work-force were amortized at an annual rate of 5% - 10%.

              B. Amortization expenses amounted to $5,401, $8,348 and $6,412 for the years ended December 31, 2000, 2001 and 2002, respectively.

              C. The annual amortization expense relating to intangibles existing as of December 31, 2002 for each of the five years in the period ending December 31, 2007 is estimated to be approximately $7,000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 9  -         OTHER ASSETS, NET (CONT.)

              The following information is presented to reflect net income and earnings per share for all prior periods adjusted to exclude amortization of goodwill.
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ---------------------
                                                          2001          2000
                                                        -------      --------
             Reported net income (loss)                 $40,796      $(20,531)
             Goodwill amortization                        2,760         2,012
                                                        -------      --------
             Adjusted net income (loss)                 $43,556      $(18,519)
                                                        =======      ========

             Earnings per share
             Reported basic earnings (loss) per share   $  1.07      $  (0.65)
             Goodwill amortization                         0.08          0.06
                                                        -------      --------
             Adjusted basic earnings per share          $  1.15      $  (0.59)
                                                        -------      --------

             Reported diluted earnings (loss) per share $  1.04      $  (0.65)
             Goodwill amortization                         0.07          0.06
                                                        -------      --------
             Adjusted diluted earnings (loss) per share $  1.11         (0.59)
                                                        =======      ========


NOTE 10  -        SHORT-TERM BANK CREDIT AND LOANS

                                                                    DECEMBER 31,
                                                    --------------------------------------------
                                                      2002          2001      2002         2001
                                                    --------      -------   -------      -------
                                                        INTEREST RATE %
                                                    ---------------------
              Short-term bank loans:
                In U.S dollars                      3 - 5        2.5 - 3    $12,683      $12,922
                In NIS unlinked                         -        4.7 - 8          -       13,273
                                                                            -------      -------
                                                                             12,683       26,195
                                                                            -------      -------
              Short-term bank credit:
                In NIS unlinked                     2.8 - 10.9   8            5,241        1,869
                In U.S dollars                      3.2 -  3.6   2 - 2.5      6,378       15,967
                                                                            -------      -------
                                                                             11,619       17,836
                                                                            -------      -------
              Current maturities of long-term loans                           6,613        2,863
                                                                            -------      -------
                                                                            $30,915      $46,894
                                                                            =======      =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 11  -   OTHER ACCOUNTS PAYABLES AND ACCRUED EXEPNSES
                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

              Payroll and related expenses              $ 27,912       $ 25,736
              (1)      Provision for vacation pay         20,492         18,380
              Government departments                      22,443         28,750
              (2)       Provision for warranty            26,641         22,723
              Cost provisions and other                   45,038         39,797
                                                        ---------      ---------
                                                        $142,526       $135,386
                                                        =========      =========


NOTE 12  -   CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

               Advances received                        $227,111       $184,112
               Less -
                 Advances presented under long-term
                    liabilities                           40,411         29,840
                 Advances deducted from inventories       67,624         49,969
                                                        ---------      ---------
                                                         119,076        104,303
               Less -
                 Costs of contracts in progress           10,658         10,961
                                                        ---------      ---------
                                                        $108,418        $93,342
                                                        =========      =========

                               ELBIT SYSTEMS LTD.

                         (In thousands of U.S. dollars)

NOTE 13  -        LONG-TERM LOANS

                                                                                                      DECEMBER 31,
                                                            INTEREST          YEARS OF             ---------------------
                                            LINKAGE            %              MATURITY              2002          2001
                                         -----------        ---------        -----------           -------       -------
              Banks                      U.S dollars        Libor +
                                                            0.5%-5%          2003 - 2007           $67,206       $70,719

              Banks                      NIS-unlinked       Israeli
                                                            Prime            2003 - 2036             3,383         1,346
              Office of chief            NIS-linked to
                 scientist               the Israeli-CPI    4%               2003- 2006              9,197             -
                                                                                                   -------       -------
                                                                                                    79,786        72,065
              Less-current maturities                                                                6,613         2,863
                                                                                                   -------       -------
                                                                                                   $73,173       $69,202
                                                                                                   =======       =======


              The Libor rate as of December 31, 2002 was 1.34%.

              The Israeli Prime rate as of December 31, 2002 was 10.5%

              The maturities of these loans after December 31, 2002 are as follows:

              2003 - current maturities                           $ 6,613
              2004                                                 54,278
              2005                                                  4,499
              2006                                                  4,506
              2007                                                  7,062
              2008 and thereafter                                   2,828
                                                                  -------
                                                                  $79,786
                                                                  =======

               In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

NOTE 14  -        BENEFIT PLANS

               Retirement Benefits:

               Subsidiaries in the U.S. sponsor defined benefit retirement plans ("Plans") which are a noncontributory plans, covering substantially all of the U.S. employees, that provide monthly pension to eligible employees upon retirement, in amounts based on years of service and average compensation.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

               The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:
                                                             DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        -------        -------
              Benefit obligation at beginning of year   $22,358        $18,474
              Service cost                                2,067          1,766
              Interest cost                               1,678          1,461
              Actuarial losses                            2,955          1,338
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Benefit obligation at end of year          28,439         22,358
                                                        -------        -------

              Plans assets at beginning of year          16,167         17,846
              Actual return on plan assets               (1,560)        (1,121)
              Contributions by employer                   1,571            123
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Plans assets at end of year                15,559         16,167
                                                        -------        -------

              Funded status of Plans (underfunded)      (12,880)        (6,191)
              Unrecognized prior service cost               234            223
              Unrecognized net actuarial loss             7,582          1,508
                                                        -------        -------
              Net amount recognized                      (5,064)        (4,460)
                                                        =======        =======

              Net asset (liability) consists of:
              Accrued benefit liability                 (10,298)        (4,667)
              Intangible asset                              234            207
              Accumulated other comprehensive income      5,000              -
                                                        -------        -------
              Net amount recognized                     $(5,064)       $(4,460)
                                                        =======        =======

              Weighted average assumptions :
                 Discount rate as of December 31,          6.75%       7.38%
                 Expected long-term rate of return on
                   Plans assets                            9.00%       9.50%
                 Rate of compensation increase             3.00%       3.00%

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

                                                                          YEAR ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        2002        2001        2000
                                                                      -------     -------     -------
              Components of net periodic pension cost:
                 Service cost                                          $2,067      $1,766      $1,904
                 Interest cost                                          1,678       1,461       1,253
                 Expected return on Plan assets                        (1,597)     (1,666)     (1,680)
                Amortization of prior service cost                         28          24          25
                Recognized of net actuarial gain                         (340)        (38)       (312)
                One-time FAS 88 charge for 2001 SRP                         -         177           -
                                                                      -------     -------     -------
                 Net periodic pension cost                             $1,836      $1,724      $1,190
                                                                      =======     =======     =======


DEFINED CONTRIBUTION PLAN

               The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S.  Internal Revenue Code.  Employees may
               elect  to   contribute  a   percentage   of  their  annual  gross
               compensation to the 401(k) plan. The Company may make discretionary matching contributions as determined by the Company. Total expense under the 401(k) plan amounted to $1,369 for the year ended December 31, 2002 (2001 - $639).

NOTE 15  -        TAXES ON INCOME

               A.          APPLICABLE TAX LAWS

                     (1) MEASUREMENT OF TAXABLE INCOME UNDER ISRAEL'S INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:



                            Results for tax purposes are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in
                            Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

                     (2)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

                            The Company and certain subsidiaries (mainly El-Op and Cyclone) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these Companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deducte for tax purpose public issuance expenses.

                     (3)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

                            Four expansion programs of the Company have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For these expansion programs, the Company has elected to receive grant. Accordingly the income of the Company derived from the "Approved Enterprise" expansion programs is tax exempt for two-year period and subject to reduced tax rates of 25% for five-year period commencing in the year in which the Company first generates taxable income (limited to twelve years from commencement of

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2002, the tax benefits for these expansion programs will expire between 2002 to 2007.

                            Three expansion programs of El-Op have been granted, such "Approved Enterprise" status. For these expansion programs, El-Op has elected the alternative tax benefits track. In this track the income of El-Op derived from the "Approved Enterprise" expansion programs is tax exempt for a two-year period and subject to reduced tax rates of 25% for a five-year period commencing in the year which the company first generates taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2002, the tax benefits for these expansion programs will expire between 2003 to 2005.

                            The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above refereed law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16F). As of December 31, 2002, management believes that the companies are meeting all conditions of the approvals.

                            The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2002, retained earnings included approximately $74,000 in tax-exempt profits earned by the Group's "Approved Enterprise". The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

                            If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently
                            - 25%) and an income tax liability would be incurred of approximately $ 19,000 as of December 31, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               A.          APPLICABLE TAX LAWS (CONT.)

                  (3)      Tax   benefits   under  the   Israel's  Law  for  the
               Encouragement of Capital Investments, 1959 (Cont.)

                            Income from sources other then the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

                            Since the Company and El-Op are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

               B.          TAX ASSESSMENTS

                     1. The Company and El-Op have received final tax assessments through December 31, 2000. EFW has received final tax assessments through December 31, 1997.

                     2. The Company and El-Op have received in previous years pre-rulings from the tax authorities, which allowed them to transfer development products and assets to companies under their ownership without any tax liability pursuant to section 104 of the Israeli Income Tax Ordinance. The pre-rulings specify terms for the companies to comply, usually for a two - year period. Noncompliance with the terms of the pre-rulings will result in the retroactive cancellation of the aforementioned exemption from taxes. Tax implications upon non-compliance are estimated by management to be immaterial to the Group's results.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               C. NON - ISRAELI SUBSIDIARIES

                     Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

               D. INCOME (LOSS) BEFORE TAXES ON INCOME

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------
                     Income (loss) before taxes on
                       income income:
                        Domestic                          $42,317      $44,212     $(13,779)
                        Foreign                            11,977        7,638        1,121
                                                          -------      -------     --------
                                                          $54,294      $51,850     $(12,658)
                                                          =======      =======     ========

               E. TAXES ON INCOME
                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------
                     Taxes on income:
                     Current taxes:
                        Domestic                          $11,654       $9,385       $8,710
                        Foreign                             6,114        3,048          879
                                                          -------       ------       ------
                                                           17,768       12,433        9,589
                                                          -------       ------       ------

                     Deferred income taxes:
                        Domestic                           (3,561)        (839)      (5,309)
                        Foreign                            (2,059)        (591)       1,947
                                                          -------       ------       ------
                                                           (5,620)      (1,430)      (3,362)
                                                          -------       ------       ------

                     Taxes in respect of prior years    (*)(2,800)           -            -
                                                          -------       ------       ------

                                                           $9,348      $11,003       $6,227
                                                          =======       ======       ======

              (*) A reduction of tax expenses due to adjustments of estimated taxes and completion of tax assessments for prior years in respect of various Group companies.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES

                     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                               DEFERRED
                                                                                        TAX ASSET (LIABILITY((1)
                                                                                       --------------------------
                                                                          TOTAL           CURRENT      NONCURRENT
                                                                        --------       -----------    ------------
                     As of December 31, 2002

                     Deferred tax assets:
                       Reserve and allowances                           $ 12,770          $ 4,797         $7,973
                       Inventory                                           6,878            6,878              -
                       Net operating loss carryforwards                    2,326                -          2,326
                                                                        --------          -------       --------
                       Valuation allowance (2)                            (2,326)               -         (2,326)
                                                                        --------          -------       --------
                       Net deferred tax assets                            19,648           11,675          7,973
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                        (9,209)               -         (9,209)
                     Other assets                                        (15,177)               -        (15,177)
                                                                        --------          -------       --------

                                                                         (24,386)               -        (24,386)
                                                                        --------          -------       --------

                     Net deferred tax assets (liabilities)              $ (4,738)         $11,675       $(16,413)
                                                                        ========          =======       ========

                     As of December 31, 2001 Deferred tax assets:
                     Reserve and allowances                             $  9,067          $ 4,308       $  4,759
                     Inventory                                             7,323            7,323              -
                     Net operating loss carryforwards                      4,248                -          4,248
                                                                        --------          -------       --------
                     Valuation allowance (2)                              (2,202)               -         (2,202)
                                                                        --------          -------       --------
                     Net deferred tax assets                              18,436           11,631          6,805
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                       (12,111)               -        (12,111)
                     Other assets                                        (16,683)               -        (16,683)
                                                                        --------          -------       --------
                                                                         (28,794)               -        (28,794)
                                                                        --------          -------       --------
                     Net deferred tax assets (liabilities)              $(10,358)         $11,631       $(21,989)
                                                                        ========          =======       ========


                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES (CONT.)

                    (1) Current  tax  asset is  included  in other  receivables.
                        Noncurrent tax liability is included as a long-term liabilitiy.


                    (2) During  2002,   the  Company   increased  the  valuation
                        allowance due to an increase in accumulated operating loss carryforwards not expected to be utilized.


               G. The Company's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $2,200 as of December 31, 2002, . The Company's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $200 as of December 31 2002 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $2,400 in respect of which a valuation allowance has been recorded in the amount of approximately $2,400.


               H. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                            YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002         2001          2000
                                                                                 -------      -------      ---------
                  Income (loss) before taxes as reported in the
                     consolidated statements of operations                       $54,294      $51,850      $(12,658)
                  Statutory tax rate                                                 36%          36%            36%
                                                                                 =======      =======      ========
                  Theoretical tax expense (benefit)                              $19,546      $18,666       $(4,557)
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise"                                        (9,054)      (7,697)       (4,015)
                  Tax adjustment in respect of different tax rate for
                     foreign subsidiaries                                           (461)        (952)         (469)
                  Operating carryforward losses for which
                      valuation allowance was provided                             2,189          101           318

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)


                  Increase (decrease) in taxes resulting from
                     nondeductible expenses                                         (263)           571        15,280
                  Difference in basis of measurement for
                     financial reporting and tax return purposes                     458            832          (684)
                  Taxes in respect of prior years                                 (2,800)             -             -
                  Other differences, net                                            (267)          (518)          354
                                                                                 -------       --------      --------
                  Actual tax expenses                                            $ 9,348       $ 11,003      $  6,227
                                                                                 =======       ========      ========
                  Effective tax rate                                               17.2%          21.2%             -
                                                                                 =======       ========      ========

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS

               A.          Royalty commitments

                     1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist of Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                          In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2%
                          - 3.5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

                          In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                          The Company and certain of its subsidiaries are also obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technology.

                          Royalties  expenses  or  accrued  amounted  to $6,661,
                          $8,252   and   $14,471   in  2000,   2001  and   2002,
                          respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

                     2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) ("the regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

               A.          Royalty commitments (Cont.)

                     If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing liability for an absolute amount of royalties.

                     As of the date the financial statement was approved, the Company has not concluded discussions or finalized any agreements with the OCS with respect to the company.

                     In May 2002 El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op will pay commencing in 2002 an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-OP.

               B.    Commitments in respect of long-term projects

                     In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use its respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2002 amounted to $715,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

                     In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

               C.    Legal claims

                     The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others.
                     Company's management, based on the opinion of its legal counsel, believes the amount of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.


               D.    Lease commitments

                     The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2002:

                             2003                                     $8,197
                             2004                                      8,985
                             2005                                      4,834
                             2006                                      4,156
                             2007 and there after                      3,877
                                                                     -------
                                                                     $30,049
                                                                     =======

                     Rent expenses for the years ended  December 31, 2000,  2001
                     and  2002   amounted   to  $7,411,   $7,978,   and  $9,215,
                     respectively.

              E. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $10,600 (2001- $10,700), of which $10,200 (2001 - $9,700) relates to a foreign investee owned 50% by El-Op. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 16  -        CONTINGENT LIABILITIES, AND COMMITMENTS (CONT.)

              F. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $3,600.(see note 15 A (3) above ).

              G. Guarantees in the amount of approximately $374,000 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.

              H. Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

NOTE 17  -        SHAREHOLDER'S EQUITY

               A.   SHARE CAPITAL

                    Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess sets as upon liquiation of the Company.

               B.   1996 EMPLOYEE STOCK OPTION PLAN

                    In 1996, the Company adopted an employee stock option plan pursuant to which options to buy 2,100,000 ordinary shares may be granted to employees. In April 1998, the Company amended the plan in order to be able to grant an additional 322,000 options. The exercise price approximates market price of the share at the grant date less 15%. The options vested over a period of two to four years from the date of grant and expire no later than six years from the date of grant. The plan is implemented in accordance with Section 102 of the Israeli Income Tax Ordinance.

               C.   2000 EMPLOYEE STOCK OPTION PLAN

                     In 2000, the Company adopted another employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" shares options that grant the option holders a

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

         NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

                     number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                     Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2002, 466,042 options of the Company were still available for future grants.

               D.    "PHANTOM" SHARE OPTIONS

                     The phantom share options are considered as part of a variable plan as defined in APB 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company's shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

              E. A summary of the Company's share option activity under the plans is as follows:

                                                                         DECEMBER 31,
                            -------------------------------------------------------------------------------------------------------
                                         2000                                2001                                 2002
                            -------------------------------     -------------------------------      ------------------------------
                                                 WEIGHTED                            WEIGHTED                           WEIGHTED
                                                 AVERAGE                             AVERAGE                            AVERAGE
                              NUMBER OF          EXERCISE         NUMBER OF          EXERCISE          NUMBER OF        EXERCISE
                               OPTIONS            PRICE            OPTIONS            PRICE             OPTIONS          PRICE
                            --------------     -----------      --------------     ------------      --------------  --------------
Outstanding-beginning of
 the year                       1,471,830           $ 2.35          5,671,918         $  11.26           5,107,634           $11.93
  Granted                       4,530,662            12.32             98,840            12.91              27,000            14.92
  Exercised                      (268,753)            7.64           (598,348)           11.93            (558,901)            9.45
  Forfeited                       (61,821)            7.13            (64,776)           12.50             (64,009)           11.33
                                ---------         --------          ---------         --------           ---------           ------
  Outstanding - end of the
    year                        5,671,918         $  11.26          5,107,634         $  11.93           4,511,724           $12.26
                                =========         ========          =========         ========           =========           ======
Options exercisable at
   the end of the year             748,760       $    5.10            373,138         $   7.56           2,287,790           $12.18
                                =========         ========          =========         ========           =========           ======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

               E.    (Cont.)

                      The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

                                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                              ----------------------------------------------------   ---------------------------------
                                  NUMBER        WEIGHTED AVERAGE      WEIGHTED           NUMBER           WEIGHTED
                              OUTSTANDING AS        REMAINING          AVERAGE       OUTSTANDING AS        AVERAGE
                              OF DECEMBER 31,   CONTRACTUAL LIFE      EXERCISE       OF DECEMBER 31,      EXERCISE
      EXERCISE PRICE               2002              (YEARS)       PRICE PER SHARE        2002         PRICE PER SHARE
--------------------          ---------------   ----------------   ---------------   ---------------   ---------------
$10.61-$12.16                    252,853               1.45            $10.71            242,478           $10.67
$12.18-$15.07                  2,135,897               3.92             12.35          1,024,368            12.39
$12.18-$15.07(*)               2,122,974               3.90             12.35          1,020,944            12.34
                              ---------------   ----------------   ---------------   ---------------   ---------------
                               4,511,724               3.77            $12.26          2,287,790           $12.18
                              ===============   ================   ===============   ===============   ===============


                     (*)  Phantom share options.

                     Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of approximately $155, $8,512 and $(926) were recognized during the years ended December 31, 2000, 2001 and 2002, respectively.

               F. The weighted average exercise price of options granted during the years ended December 31, 2000, 2001 and 2002 were:

                                 EXCEEDS
                                  MARKET PRICE        LESS THAN MARKET PRICE
                                 -------------   ------------------------------
                                             YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                      2000            2001              2002
                                 -------------   -----------       ------------
                Weighted-average
                exercise price       $12.32          $12.91             $14.92

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

            G.    Computation of basic and diluted net earning (loss) per share


                                YEAR ENDED                            YEAR ENDED                             YEAR ENDED
                            DECEMBER 31, 2002                      DECEMBER 31, 2001                     DECEMBER 31, 2000
                    -----------------------------------  ------------------------------------- -------------------------------------
                     NET INCOME
                         TO        WEIGHTED               NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED      PER      SHAREHOLDERS     AVERAGED     PER     SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF    SHARE      OF ORDINARY      NUMBER     SHARE     OF ORDINARY     NUMBER      SHARE
                       SHARES       SHARES      AMOUNT       SHARES       OF SHARES    AMOUNT       SHARES      OF SHARES    AMOUNT
                    ===========  ============ ========== =============== =========== ========= =============== =========== =========
Basic net earnings
(losses)               $45,113      38,489         $1.17      $40,796       37,975        $1.07    $(20,531)      31,572    $(0.65)

Effect of dilutive
 securities:
    Employee stock
options                      -       1,374                          -        1,384                        -            -
                       -------      ------                    -------       ------                 --------       ------
Diluted net
earnings (losses)      $45,113      39,863         $1.13      $40,796       39,359       $1.04     $(20,531)      31,572    $(0.65)
                       =======      ======         =====      =======       ======        =====    ========       ======    ======


               H.    Treasury shares

                     The Company's shares held by the Company are presented at cost and deducted from shareholder's equity.

               I.    Dividend policy

                           In the event that cash  dividends are declared by the
                     Company, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 18  -        MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

      A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

            Europe                                                               $144,862     $179,560      $124,127
            U.S.                                                                  267,686      206,627       189,147
            Israel                                                                225,674      226,650       159,593
            Other                                                                 189,234      151,664       118,217
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========
      B.  Revenues are generated by the following product lines:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Airborne systems                                                    $372,756     $334,201      $257,884
             Armored vehicles systems                                             135,700      126,300       111,800
             Command, control, communications
               Systems                                                            122,700      105,800       113,700
             Electro-optical systems                                              148,200      162,700        91,100
             Others                                                                48,100       35,500        16,600
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========

      C.    Revenues from single customers, which exceed
                 10% of total revenues in the reported years:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
            Customer A                                                              18%           20%          26%

      D.    Long-lived assets by geographic areas:

                                                                                      DECEMBER 31,
                                                                                 ---------------------
                                                                                   2002          2001
                                                                                 --------     --------
            U.S                                                                   $83,814     $ 84,864
            Israel                                                                211,256      194,690
            Other                                                                  13,660       10,451
                                                                                 --------     --------
                                                                                 $308,730     $290,005
                                                                                 ========     ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 19  -        COST OF REVENUES


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Materials                                                           $237,918     $182,936      $133,900
             Labor                                                                195,213      187,558       148,063
             Subcontractors                                                       126,579      129,057        78,983
             Maintenance of buildings and services                                 30,643       28,824        15,374
             Other manufacturing expenses                                          37,655       31,342        30,644
             Depreciation                                                          20,662       20,979        12,713
             Royalties                                                             14,471        8,252         6,661
                                                                                 --------     --------      --------
                                                                                  663,141      588,948       426,338

             Amortization of intangibles assets                                     1,552        3,497         1,706
             Increase (decrease) in provision for costs, warranties and
             expected losses                                                       (4,257)          29         3,975
                                                                                 --------     --------      --------
                                                                                  660,436      592,474       432,019
                                                                                 --------     --------      --------
             Less:
                 Cost of equipment produced for  own use                            5,517        4,913         6,651
                 Increase (decrease) in inventories of
                    contracts in-progress                                          49,606       33,604        (7,418)
                                                                                 --------     --------      --------
                                                                                   55,123       38,517          (767)
                                                                                 --------     --------      --------
                                                                                 $605,313     $553,957      $432,786
                                                                                 ========     ========      ========


NOTE 20  -        RESEARCH AND DEVELOPMENT COSTS, NET


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Total expenses                                                      $ 62,560     $ 67,871      $ 53,251
             Less - participations                                                  5,550        9,112         8,977
                                                                                 --------     --------      --------
                                                                                 $ 57,010     $ 58,759      $ 44,274
                                                                                 ========     ========      ========


NOTE 21  -        MARKETING AND SELLING EXPENSES


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
              Salaries and related expenses                                       $24,692      $23,379       $14,205
              Constancy Fee's                                                      24,782       20,648        11,546
              Advertising and exhibitions                                           5,301        4,792         3,130
              Depreciation                                                          3,883        2,709         1,584
              Other                                                                 7,033        3,348         7,984
                                                                                 --------     --------      --------
                                                                                  $65,691      $54,876       $38,449
                                                                                 ========     ========      ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 22  -        GENERAL AND ADMINISTRATIVE EXPENSES


                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Salaries and related expenses                              $24,741         $27,113         $12,074
             Office expenses                                              7,198           7,060           4,063
             Depreciation and amortization                                3,540           2,730           3,947
             Other                                                        6,172           6,313           6,167
                                                                        -------         -------         -------
                                                                        $41,651         $43,216         $26,251
                                                                        =======         =======         =======

NOTE 23  -        FINANCIAL INCOME (EXPENSES), NET
                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Income:
               Interest on cash equivalents and bank
                 deposits                                                $1,547          $2,179          $2,574
              Other                                                       2,073           2,841           3,949
                                                                        -------         -------         -------
                                                                          3,620           5,020           6,523
                                                                        -------         -------         -------
             Expenses:
               On long-term bank debt and debentures                      2,026           3,033           1,442
               On short-term bank credit and loans                        3,415           3,806           3,626
               Other                                                      1,214             798           1,340
                                                                        -------         -------         -------
                                                                          6,655           7,637           6,408
                                                                        -------         -------         -------
                                                                        $(3,035)        $(2,617)           $115
                                                                        =======         =======         =======

NOTE 24 -         OTHER INCOME (EXPENSES), NET

                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Gain (loss) on disposal of property, plant
               and equipment                                              $(743)           $327            $597
             Other, net                                                     281             447            (594)
                                                                        -------         -------         -------
                                                                          $(462)           $774              $3
                                                                        =======         =======         =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)
NOTE 25  -         RELATED PARTIES TRANSACTIONS AND BALANCES

                                                    YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                2002        2001        2000
                                               -------     -------    -------
               Income -
                 Sales (*)                     $37,924     $28,675    $11,168
                 Expenses charged                 $902        $633       $626

               Cost and expenses -
                 Supplies and services         $10,457     $11,125     $7,392
                 Participation in expenses (*)  $1,498      $1,632     $1,464
                 Financial expenses               $110        $193          -


                                                 DECEMBER 31,
                                               -------------------
                                                2002         2001
                                               ------      -------
               Trade receivables (*)           $9,647      $14,257
               Trade payables                  $4,006       $2,016

               (*) The amounts relate mainly to transactions with VSI.

               The Company's President and CEO is entitled for a three-year period, starting in July 2000, to an annual bonus of not less than 1% of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill), and is also entitled to up to 10% of the number of options or shares issued by the Company to its employees and under the same terms (see Note 17). A former director of the Company received an annual bonus of 1% of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill) from July 2000 to December 2001 and an additional bonus equal to the compensation derived from 400,000 options of the Company.


NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

           Differences between US GAAP and Israeli GAAP:

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

           A building purchased from Elbit Ltd.
           ------------------------------------

           According to generally accepted accounting principles in Israel, the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

           According to US GAAP, the entire amount paid is considered as the cost of the building acquired.

           Proportional consolidation method
           ---------------------------------

           According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to US GAAP, the investment in such a company is recorded according to the equity method.

           Tax benefit in respect of options exercised
           -------------------------------------------

           According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to US GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

           Goodwill
           --------

           Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31
                                                                       -----------------------------------------
                                                                           2002            2001          2000
                                                                       ---------          ------       -------

           A) Net earnings (loss) as reported
                 according to U.S. GAAP                                   45,113          40,796       (20,531)
                Adjustments to Israeli GAAP                               (4,227)          1,767         1,822
                                                                       ---------          ------       -------
                Net earnings (loss) according to Israeli
                  GAAP                                                    40,886          42,563       (18,709)
                                                                       =========          ======       =======
           B) Earnings per share
                Basic net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.17             1.07        (0.65)

                   As per Israeli GAAP                                      1.03             1.11        (0.59)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


                Diluted net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.13             1.04        (0.65)

                   As per Israeli GAAP                                      0.96             1.11        (0.59)


           2. EFFECT ON SHAREHOLDERS' EQUITY


                                                                                                          AS PER
                                                                      AS REPORTED        ADJUSTMENTS   ISRAELI GAAP
                                                                      -----------        -----------   ------------
           AS OF DECEMBER 31, 2002
             Shareholders' equity                                        411,361          (11,076)     400,285
                                                                         =======          =======      =======
           AS OF DECEMBER 31, 2001
             Shareholders' equity                                        377,985          (12,149)     365,836
                                                                         =======          =======      =======



                                                            # # # # # # # #